16004151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/5/16

March 17, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-17-16

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Re: Nabors Industries Ltd.
Incoming letter dated February 5, 2016

Dear Ms. Doerre:

This is in response to your letter dated February 5, 2016 concerning the shareholder proposal submitted to Nabors by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated February 26, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov

March 17, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 5, 2016

The proposal relates to director nominations.

We are unable to conclude that Nabors has met its burden of establishing that Nabors may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Nabors may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-4568
RSIMON@COMPTROLLER.NYC.GOV

February 26, 2016

BY EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nabors Industries Ltd.;
Shareholder Proposal submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in response to the February 5, 2016 no-action request (the "Company Letter") sent by inside counsel for Nabors Industries Ltd. ("Nabors" or the "Company"). Nabors contends that the Systems' proxy access proposal (the "Proposal") may be omitted from the Company's 2016 proxy materials, and seeks confirmation from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission that enforcement action will not be recommended if the Company omits the Proposal.

The Company incorrectly seeks to exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(e)(2), on the basis that it was received after the December 25, 2015 submission deadline, even though the Systems sent it by mail to Nabors on December 17, 2015, to the same Bermuda address to which it had been timely delivered by mail since 2012. Indeed, official postal records show that the postal service made two attempts at that address to deliver the Systems' Proposal <u>before</u> December 25, beginning on December 22, 2015. Based upon my review of the Proposal, the Company Letter, and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2016 proxy materials. The Systems respectfully request that the Staff deny Nabors' request for "no-action" advice.*

---

* We note that the Proposal was separately co-filed by the Connecticut Retirement Plans, the Company has not sought no-action relief as to that submission, and so in any event, this Proposal will appear on Nabors' ballot.

I. Discussion

The Company has not shown under Rule 14a-8(e)(2) that the Proposal was delivered after the deadline. In fact, postal service records show there were two timely attempts to deliver the Proposal to Nabors, but the Company apparently either refused or ignored those efforts.

The New York City Comptroller's Office sent the Systems' Proposal to one of the two addresses in the Company's 2015 proxy statement, which stated at page 70:

> Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2016 annual general meeting of shareholders must submit their proposals, and their proposals must be received at our principal executive offices, no later than December 25, 2015. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.
>
> In accordance with our Bye-laws, in order to be properly brought before the 2016 annual general meeting, a shareholder notice of the matter the shareholder wishes to present must be delivered to the Corporate Secretary in person or by courier at the address shown on the first page of this Proxy Statement or by mail at P.O. Box HM3349, Hamilton, HMPX Bermuda.

The address shown in the proxy statement (on page 6) was:

Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road
Second Floor
Hamilton, HM 08 Bermuda

The Systems had sent their Proposals to the Company via the U.S. Mail to that same Crown House address in Hamilton, Bermuda each year since 2012, and never heard a complaint from the Company, in a no-action request or otherwise, that the Systems' proposals were not timely delivered. The cover letters to the Systems' Proposals mailed to the Company in 2012, 2013 and 2014 are attached as Exhibit A. Indeed, in both 2012 and 2013, the mailing dates were December 18, one day later than that in 2015, so there can be no argument that mailing to that address at that time of year somehow would impede timely delivery to Nabors. Nabors submitted each of those prior proposals to its shareowners, and in each year from 2012 to 2015, the Systems' proxy access proposals won a majority of the votes cast by the Company's shareowners.

Official records prove that the postal service made two timely attempts to deliver the Systems' current Proposal to Nabors in Bermuda before the deadline for submissions. First, the label completed by the Comptroller's Office, for U.S. Postal Service international Express Mail delivery, reflects the Proposal's being sent to Nabors at its Crown House address in Hamilton, Bermuda, with the New York post office's date stamp for December 17, 2015, and a tracking number of ***FISMA & OMB Memorandum M-07-16*** (the label is Exhibit B hereto). The online Postal Service report generated by using that tracking number shows that the package was cleared through Bermuda customs on December 21, 2015, and the postal service in Bermuda then attempted delivery to the Company at the Crown House address on December 22 and 23, 2015, and four more dates, until the Company finally accepted it at Crown House on January 5, 2016. A copy of the U.S. Postal Service's delivery log for the Proposal is attached hereto as Exhibit C. The delivery log also can be viewed online at: tools.usps.com/go/TrackConfirmAction?qtc_tL***FISMA & OMB Memorandum M-07-16*** Accordingly, Nabors cannot claim that the Systems' Proposal was untimely under Rule 14a-8(e)(2) when the Company itself was apparently unwilling on two timely dates to accept a mail delivery of the Proposal, or to respond to notices from the local postal service.

The Staff has previously denied no-action advice where the record showed that the delivery of a proposal was timely attempted, in advance of the submission deadline. In *Halliburton Co.* (Feb. 12, 2010), *reconsideration denied* (Mar. 19, 2010), the Staff advised "We are unable to conclude that Halliburton has met its burden of establishing that Halliburton may exclude the proposal under rule 14a-8(e)(2). In this regard, we note the proponent's representation that delivery of the proposal was attempted on December 7, 2009." The proponent, in opposition to Halliburton's no-action request under Rule 14a-8(e)(2), had represented to the Staff: "[T]he proposal was sent to Halliburton by Federal Express on December 4, 2009. As shown on the attached copies of delivery information from Federal Express, delivery was attempted on December 5, 2009 and on December 7, 2009; however, the offices of Halliburton were closed. The parcel was then delivered on December 8, 2009. The proponent had no prior knowledge that the offices of Halliburton would not be open on December 5th or 7th and assumed it had been delivered." *Id.* Here, as the Systems mailed their Proposal to Nabors eight days before the deadline, the third-party records prove that timely delivery was twice attempted, prior proposals sent to Nabors at that address at such dates had been accepted, and the Systems had no reason to doubt that Nabors would accept the mail delivery of this latest timely Proposal as well, the same result as in *Halliburton* should obtain.

For the above reasons, the Company's no-action request should be denied.

III. Conclusion

For the reasons set forth herein, the Systems respectfully submit that the Company's request for "no-action" advice under Rule 14a-8(e)(2) should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Laura W. Doerre, Esq.
Nabors Industries Ltd.

Michael Garland
NYC Office of the Comptroller

EXHIBIT A

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 18, 2012

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road, Second Flr.
Hamilton, HM 08 Bermuda

Dear Mr. Andrews:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Nabors Industries Ltd. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 18, 2013

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
Crown House
4 Par-la-Ville Road, Second Flr.
Hamilton, HM 08 Bermuda

Dear Mr. Andrews:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Nabors Industries Ltd. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 29, 2014

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries Ltd.
4 Par-la-Ville Road
Hamilton, HM 08
Bermuda

Dear Mr. Andrews:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Nabors Industries Ltd. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland
Enclosure

EXHIBIT B

Page 12 redacted for the following reason:
- -
FISMA & OMB Memorandum M-07-16

EXHIBIT C

Pages 14 through 15 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

NABORS
CORPORATE SERVICES, INC.

Laura W. Doerre
Vice President and General Counsel

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 5, 2016

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the Comptroller of the City of New York

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the Comptroller of the City of New York, as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, from the proxy materials for the Company's 2016 Annual General Meeting of Shareholders (the "2016 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 29, 2016.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2016 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy pursuant to Rule 14a-8(e)(2) because the Proposal was received by the Company at its principal executive offices after the deadline for shareholder proposals for inclusion in the 2016 Proxy.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders of Nabors Industries Ltd. (the 'Company') ask the board of directors (the 'Board') to take the steps necessary to adopt a 'proxy access' bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the 'Nominator') that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

(a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
(b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the 'Disclosure'); and
(c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the 'Statement'). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and any applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

BACKGROUND

On April 23, 2015, the Company filed with the Commission, and commenced distribution to its shareholders of, a proxy statement and form of proxy for its 2015 Annual General Meeting of Shareholders (the "2015 Proxy Statement"). The Company included in its 2015 Proxy Statement the deadline for receiving shareholder proposals for inclusion in the Company's proxy statement and form of proxy for the Company's next annual meeting, calculated in the manner prescribed in Rule 14a-8(e). Specifically, the following disclosure appeared on page 70 of the Company's 2015 Proxy Statement:

> "Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2016 annual general meeting of shareholders must submit their proposals, and their proposals must be received at our principal executive offices, no later than December 25, 2015. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion."

A copy of page 70 of the 2015 Proxy Statement is attached to this letter as Exhibit B.

On January 5, 2016, over a week after the December 25 deadline, the Company received the Proposal.

RULE 14a-8(e)(2) ANALYSIS

We believe that the Proposal may be properly excluded under Rule 14a-8(e)(2) because the Proposal was received by the Company after the deadline for inclusion in the 2016 Proxy. Under Rule 14a-8(f)(1) a company may exclude a shareholder proposal if the proponent fails to follow one of the eligibility or procedural requirements contained in Rule 14a-8. Ordinarily, a company may exclude a proposal on this basis only after it has timely notified the proponent of an eligibility or procedural problem and the proponent has timely failed to adequately correct the problem. However, as per Rule 14a-8(f)(1), a company "need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

One of the eligibility or procedural requirements contained in Rule 14a-8 is timeliness, the requirement that the company receive a proposal by the applicable deadline. Staff Legal Bulletin No. 14 (July 13, 2001) indicates that, to calculate the deadline, a company should "start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days." Consistent with this guidance, to calculate the deadline for receiving shareholder proposals for the Company's 2016 Annual General Meeting of Shareholders, the Company (i) started with the release date of the 2015 Proxy Statement (April 23, 2015); (ii) increased the year by one (April 23, 2016), and (iii) counted back 120 calendar days, resulting in a deadline for receiving shareholder proposals for inclusion in the Company's

2015 Proxy Materials of December 25, 2015, as disclosed on page 70 of the 2015 Proxy Statement.

The Staff strictly construes the deadline for shareholder proposals under Rule 14a-8, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. See, e.g., *Adobe Systems Inc.* (Jan. 4, 2016) (proposal received three days after company's deadline); *Whole Foods Market, Inc.* (Oct. 30, 2014) (proposal received two weeks after company's deadline); *BioMarin Pharmaceutical Inc.* (Mar. 14, 2014) (proposal received five days after company's deadline); *Dean Foods Company* (Jan. 27, 2014) (proposal received three days after company's deadline); *PepsiCo, Inc.* (Jan. 3, 2014) (proposal received three days after company's deadline).

The Proposal was received at the Company's principal executive offices on January 5, 2016, over a week after the December 25 deadline. Accordingly, we believe that the Proposal may be excluded from the 2016 Proxy.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal may be omitted from the 2016 Proxy pursuant to Rule 14a-8(e)(2).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,

Laura W Doerre

Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 16, 2015

RECEIVED
JAN 05 2016
BY:

Mr. Mark D. Andrews
Corporate Secretary
Nabors Industries, Ltd.
P. O. Box HM3349, HMPX
Bermuda or Crown House
4 Par La Ville Road, 2nd Floor
Hamilton, Bermuda HM08

Dear Mr. Andrews:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Nabors Industries, Ltd. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: Shareholders of Nabors Industries Ltd. (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. The case for greater accountability at Nabors is compelling: the Board has repeatedly awarded excessive CEO compensation despite poor performance and been unresponsive to shareholder concerns.

Significantly, this proposal received the majority of votes cast in 2012, 2013, 2014 and 2015. Rather than adopt the requested bylaw, the Board instead adopted a far more limited and restrictive proxy access "policy."

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards.

Similar bylaws have been adopted by more than 100 companies through December 2015.

We urge shareholders to vote FOR this proposal.

Exhibit B

ADDITIONAL INFORMATION

SHAREHOLDER MATTERS

Bermuda has exchange controls applicable to residents in respect of the Bermudian dollar. As an exempted company, the Company is considered to be nonresident for such controls; consequently, there are no Bermuda governmental restrictions on the Company's ability to make transfers and carry out transactions in all other currencies, including currency of the United States.

There is no reciprocal tax treaty between Bermuda and the United States regarding withholding taxes. Under existing Bermuda law, there is no Bermuda income or withholding tax on dividends paid by the Company to its shareholders. Furthermore, no Bermuda tax or other levy is payable on the sale or other transfer (including by gift or on the death of the shareholder) of our common shares (other than by shareholders resident in Bermuda).

2015 SHAREHOLDER PROPOSALS

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2016 annual general meeting of shareholders must submit their proposals, and their proposals must be received at our principal executive offices, no later than December 25, 2015. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

In accordance with our Bye-laws, in order to be properly brought before the 2016 annual general meeting, a shareholder notice of the matter the shareholder wishes to present must be delivered to the Corporate Secretary in person or by courier at the address shown on the first page of this Proxy Statement or by mail at P.O. Box HM3349, Hamilton, HMPX Bermuda, not less than sixty (60) nor more than ninety (90) days prior to the first anniversary of this year's meeting (provided, however, that if the 2016 annual general meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual general meeting is mailed or public disclosure of the date of the annual general meeting is made, whichever first occurs). As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our Bye-laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than March 4, 2016 and no later than April 3, 2016.

OTHER MATTERS

Other than the presentation of the annual audited financial statements for the Company's 2014 fiscal year, the Board knows of no other business to come before the meeting. However, if any other matters are properly brought before the meeting, the persons named in the accompanying form of proxy, or their substitutes, will vote in their discretion on such matters.

NABORS INDUSTRIES LTD.

Mark D. Andrews
Corporate Secretary

Dated: April 23, 2015